UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(Name of Issuer)
Series B Shares, without par value
American Depositary Shares, evidenced by American Depositary Receipts, each representing ten Series B Shares
(Title of Class of Securities)
40051E202
(CUSIP Number)

JMEX B.V.	MAp Airports International Limited
c/o Fortis Intertrust (Netherlands) B.V.	Penboss Building
Prins Bernhardplein	50 Parliament Street
1097 JB Amsterdam	Hamilton HM12
The Netherlands	Bermuda
+31 (20) 521-4684	+1 (441) 295-8282

With copies to:

Edward Sonnenschein, Esq.	Alexander F. Cohen, Esq.
Latham & Watkins LLP	Latham & Watkins LLP
885 Third Avenue	555 Eleventh Street, NW
New York, NY 10022	Washington, DC 20004
(212) 906-1200	(202) 637-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). JMEX B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO**
* Based on 277,050,000 Series B shares reported as issued and outstanding at December 31, 2009 in the issuer’s Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 28, 2010.
** JMEX B.V. is a private company with limited liability organized under the laws of The Netherlands.

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). MAp Airports International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO**
* Based on 277,050,000 Series B shares reported as issued and outstanding at December 31, 2009 in the issuer’s Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 28, 2010.
** MAp Airports International Limited, formerly known as Macquarie Airports Limited, is a mutual fund company organized under the laws of Bermuda.

Amendment No. 5 to Schedule 13D
     This amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by JMEX B.V. (“JMEX”) and its ultimate parent, MAp Airports International Limited (“MAp”), which are collectively referred to herein as the “Reporting Persons”, to amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission on August 20, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on September 15, 2008, Amendment No. 3 filed on December 24, 2008 and Amendment No. 4 filed on June 29, 2010 (the “Schedule 13D”), to, among other things, reflect JMEX’s disposition of 47,974,228 series B shares (“Series B Shares”), without par value, and American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares (the “ADSs”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability corporation (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States. Consequently, the Reporting Person is no longer the beneficial owner of any shares of common stock of the Issuer. Accordingly, this Amendment No. 5 is the Reporting Person’s final amendment to the Schedule 13D and is an exit filing.
     Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended by replacing Section (a) thereof with the following paragraph:
     (a) As August 17, 2010, the Reporting Persons does not beneficially own any Series B Shares or ADSs.
Item 5 of Schedule 13D is further amended by inserting at the end of Section 5(c) the following paragraph:
     On August 17, 2010, JMEX disposed of 47,974,228 Series B Shares in an underwritten public offering registered on Form F-3 (Commission File No. 333-168486) filed with the Securities and Exchange Commission on August 3, 2010, at a price of $4.80 per Series B Share (the “Transaction”). After accounting for the underwriting discount of $0.168 per Series B Share, the proceeds to the Reporting Persons were $4.312 per Series B Share.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2010

JMEX B.V.
By:	/s/ Kerrie Mather
	Name:	Kerrie Mather
	Title:	Director and authorized officer/signatory

MAp AIRPORTS INTERNATIONAL LIMITED
By:	/s/ Kerrie Mather
	Name:	Kerrie Mather
	Title:	CEO